File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 AUG 17 A 8:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

03 August 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04036276

Direct Line 44 121 722 4730
Direct Fax 44 121 722 4290
Our Ref RJ

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Rachel Jeavons
Company Secretarial Assistant

SUPPL

Encl.

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZC - SEC - Directors Shareholding- 3 Aug04.doc

Severn Trent Plc has been informed that Ordinary Shares of $65^{5/19}$p, under the Severn Trent Plc Share Incentive Plan, have been purchased and allocated to the following directors:-

Name of Director	No. of Shares held in trust
J K Banyard	31
B Duckworth	31
A S Perelman	31
R M Walker	31

The date of the allocation was 2 August 2004 and the shares were purchased at a price of £7.89. The shares will be held in trust for a minimum period of 3 years.

www.severntrent.com